March 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4561

Attention:	Larry Spirgel

Re:	Lingerie Fighting Championships, Inc. (the “Registrant”)
Withdrawal of Registration Statement on Form S-1 (File No. 333-210989)

Dear Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-210989), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 28, 2016. The Registration Statement has not been declared effective.

The Registrant has determined to withdraw the Registration Statement based upon its further evaluation of the need for this Registration Statement at this time and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant confirms that no Shares were sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Thank you for your consideration of this request.

Very truly yours,

LINGERIE FIGHTING CHAMPIONSHIPS, INC.

/s/ Shaun Donnelly
Shaun Donnelly Chief Executive Officer